UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

MoSys, Inc.

(Exact name of registrant as specified in its charter)

000-32929

(Commission File Number)

Delaware	77-0291941
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

2309 Bering Drive

San Jose, California 95131

(Address of principal executive offices, with zip code)

(408) 418-7500

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD and a copy of the Conflict Minerals Report for MoSys, Inc., filed as Exhibit 1.02 hereto, are available on the MoSys, Inc. website, www.mosys.com, under the company section, under the heading “Conflict Minerals Disclosure.”

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report for MoSys, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MOSYS, INC.

Date: May 31, 2018	By:	/s/ James W. Sullivan
James W. Sullivan Vice President of Finance and Chief Financial Officer

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